U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
o Check this box if no longer
subject to Section 16.

               Filed pursuant to Section 16(a) of the Securities
            Exchange Act of 1934, Section 17(a) of the Public Utility
         Holding Company Act of 1935 or Section 30(f) of the Investment
                               Company Act of 1940

Form 4 or Form 5
obligations may continue.
See Instruction 1(b).


1. Name and Address of Reporting Person:
  BonnieJean C. Tippetts, Trustee
  268 West 400 South - Suite 300
  Salt Lake City, Utah 84101

2. Issuer Name and Ticker or Trading Symbol:
   CyberAmerica
   OTC-Bulletin Board Symbol = CYAA

3. IRS or Social Security Number of Reporting Person (Voluntary):

4. Statement for Month/Year:
     May 1999

5. If Amendment, Date of Original(Month/Year):

6. Relationship of Reporting Person to Issuer (Check all applicable):
  _____ Director                    _______10% Owner

  _____ Officer(give title below)    __X___Other (specify below)
                                             Indirect Owner 13.0%

                       Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security 2. Transaction   3. Transaction  4. Securities Acquired (A) 5. Amount of       6. Ownership      7. Nature
    (Instr. 3)            Date             Code           or Disposed of (D)       Securities           Form:         of Indirect
                     (Month/Day/Year)   (Instr. 8)        (Instr. 3, 4 and 5)      Beneficially      Direct (D) or     Beneficial
                                                                                  Owned at End       Indirect (I)      Ownership
                                                                                   of Month          (Instr. 4)       (Instr. 4)
                                                                                  (Instr. 3 and 4)
                                                               (A) or
                                         Code     V    Amount    (D)    Price

Common Stock         March 5, 1999        P            5,000      A    $0.5897       63,379               I       By Senkovski Trust
Common Stock         March 11, 1999       P            7,500      A    $0.5641       63,379               I   By David Michael Trust
Common Stock         March 22, 1999       P            5,000      A    $0.5238       63,379               I   By David Michael Trust
Common Stock         April 14, 1999       P            5,000      A    $0.3860      201,879               I   By David Michael Trust
Common Stock         April 19, 1999       P            2,500      A    $0.8438      201,879               I   By David Michael Trust
Common Stock         April 19, 1999       P            5,000      A    $0.875       201,879               I   By David Michael Trust
Common Stock         April 19, 1999       P            5,000      A    $0.9063      201,879               I   By David Michael Trust
Common Stock         April 19, 1999       P           25,000      A    $0.8438      201,879               I   By AZW Trust

Reminder:  Report on a separate line for each class of securities beneficially
           owned directly or indirectly.                                  (Over)
               (Print or Type Responses)                         SEC 1474 (8-92)


Common Stock         April 20, 1999       P            3,000      A    $1.0313      201,879               I   By David Michael Trust
Common Stock         April 20, 1999       P            4,000      A    $1.0811      201,879               I   By David Michael Trust
Common Stock         April 20, 1999       P            2,000      A    $1.0625      201,879               I   By David Michael Trust
Common Stock         April 20, 1999       P            5,000      A    $0.8438      201,879               I   By David Michael Trust
Common Stock         April 21, 1999       P           26,500      A    $1.25        201,879               I   By AZW Trust
Common Stock         April 21, 1999       P            2,500      A    $1.3438      201,879               I   By David Michael Trust
Common Stock         April 21, 1999       S            1,000      D    $1.6875      201,879               I   By David Michael Trust
Common Stock         April 21, 1999       P           15,500      A    $1.378       201,879               I   By David Michael Trust
Common Stock         April 23, 1999       P            7,500      A    $1.2407      201,879               I   By David Michael Trust
Common Stock         April 23, 1999       P            2,000      A    $1.1875      201,879               I   By David Michael Trust
Common Stock         April 23, 1999       P            5,000      A    $1.2963      201,879               I   By David Michael Trust
Common Stock         April 26. 1999       P            1,000      A    $1.2113      201,879               I   By David Michael Trust
Common Stock         April 26, 1999       P            2,500      A    $1.1875      201,879               I   By David Michael Trust
Common Stock         April 26, 1999       P            1,000      A    $1.2500      201,879               I   By David Michael Trust
Common Stock         April 26, 1999       P            7,500      A    $1.2813      201,879               I   By David Michael Trust
Common Stock         April 29, 1999       P            5,000      A    $0.8750      201,879               I   By David Michael Trust
Common Stock         April 29, 1999       P            2,500      A    $0.8800      201,879               I   By David Michael Trust
Common Stock         April 29, 1999       P            2,500      A    $0.8438      201,879               I   By David Michael Trust
Common Stock         May 3, 1999          P            5,000      A    $0.8421      396,679               I   By David Michael Trust
Common Stock         May 3, 1999          P            3,000      A    $0.7901      396,679               I   By David Michael Trust
Common Stock         May 3, 1999          P           10,000      A    $0.8125      396,679               I   By David Michael Trust
Common Stock         May 3, 1999          P            3,000      A    $0.8438      396,679               I   By David Michael Trust
Common Stock         May 4, 1999          P            2,500      A    $0.7500      396,679               I   By David Michael Trust
Common Stock         May 4, 1999          P            3,500      A    $0.7800      396,679               I   By David Michael Trust
Common Stock         May 6, 1999          P           12,600      A    $0.8710      396,679               I   By David Michael Trust
Common Stock         May 7, 1999          P            3,000      A    $0.9063      396,679               I   By David Michael Trust


Reminder:  Report on a separate line for each class of securities beneficially
            owned directly or indirectly.                            (Over)
              Print or Type Responses)                          SEC 1474 (8-92)


Common Stock         May 11, 1999         P            2,500     A     $0.9130      396,679               I   By David Michael Trust
Common Stock         May 12, 1999         P            3,500     A     $0.9688      396,679               I   By Senkovski Trust
Common Stock         May 12, 1999         P            5,000     A     $0.9375      396,679               I   By David Michael Trust
Common Stock         May 13, 1999         P           22,500     A     $1.1600      396,679               I   By David Michael Trust
Common Stock         May 14, 1999         P            5,500     A     $1.0357      396,679               I   By David Michael Trust
Common Stock         May 18, 1999         P            2,500     A     $1.00        396,679               I   By David Michael Trust
Common Stock         May 19, 1999         P            3,500     A     $1.1667      396,679               I   By David Michael Trust
Common Stock         May 19, 1999         P           11,500     A     $1.0625      396,679               I   By David Michael Trust
Common Stock         May 21, 1999         P            3,000     A     $1.2967      396,679               I   By A-Z Professional
Common Stock         May 24, 1999         P            3,000     A     $1.3438      396,679               I   By A-Z Oil, L.L.C.
Common Stock         May 24, 1999         P            1,000     A     $1.4688      396,679               I   By Senkovski Trust
Common Stock         May 24, 1999         P            4,000     A     $1.4063      396,679               I   By Senkovski Trust
Common Stock         May 25, 1999         P            1,000     A     $1.8125      396,679               I   By David Michael Trust
Common Stock         May 25, 1999         P            2,000     A     $1.6719      396,679               I   By David Michael Trust
Common Stock         May 25, 1999         P           10,000     A     $1.8438      396,679               I   By A-Z Professional
Common Stock         May 25, 1999         P           10,500     A     $1.8696      396,679               I   By A-Z Professional
Common Stock         May 25, 1999         P            7,500     A     $1.5625      396,679               I   By Senkovski Trust
Common Stock         May 25, 1999         P            2,000     A     $1.50        396,679               I   By Senkovski Trust
Common Stock         May 26, 1999         P            1,500     A     $1.50        396,679               I   By A-Z Professional
Common Stock         May 26, 1999         P           41,600     A     $1.9063      396,679               I   By A-Z Professional
Common Stock         May 27, 1999         P            1,500     A     $1.3033      396,679               I   By A-Z Professional
Common Stock         May 28, 1999         P            6,300     A     $1.7111      396,679               I   By A-Z Professional
Common Stock         May 28, 1999         P              800     A     $1.5063      396,679               I   By A-Z Professional


Reminder:  Report on a separate line for each class of securities beneficially
                         owned directly or indirectly.                  (Over)
                         (Print or Type Responses)             SEC 1474 (8-92)

FORM 4(continued)          Table II -- Derivative
                      Securities Acquired, Disposed of, or
                     Beneficially Owned (e.g., puts, calls,
                         warrants, options, convertible
                                   securities)

1. Title of    2. Conversion or  3. Transaction      4. Trans-    5. Number of        6. Date          7. Title and       8. Price
   Derivative Exercise Price of  Date (Month/           action      Derivative       Exercisable and     Amount of            of
   Security     Derivative        Day/Year)             Code        Securities      Expiration Date      Underlying          Deriv-
  (Instr. 3)     Security                            (Instr. 8)    Acquired (A) or     (Month/         Securities           ative
                                                                    Disposed of (D)    Day/Year)      (Instr. 3 and 4)     Security
                                                                  (Instr. 3, 4,& 5)                                        (Instr.5)
                                                                                      Date    Expir-           Amt.. or
                                                      Code  V      (A)     (D)        Exer-   ation    Title    No.of
                                                                                     cisable   Date             Shares



                         Table II (continued)

9. Number          10.Owner-       11. Nature
    of             ship Form            of
 Derivative           of             Indirect
 Securities       Derivative        Beneficial
Beneficially       Security:          Owner-
   Owned at         Direct (D)         ship
   End of         or Indirect       (Instr. 4)
    Month            (I)
(Instr. 4)         (Instr. 4



Explanation of Responses:




** Intention misstatements or omission of facts constitute
         Federal Criminal Violations.
 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     /s/BonnieJean C. Tippetts                                June 15, 1999
     -------------------------                                -------------
  **Signature of BonnieJean C. Tippetts, as President,              Date
          Managing Director and Trustee


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.
                                                                         Page 2
                                                               SEC 1474 (8-92)